February 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ronald E. Alper

Re:	Acamar Partners Acquisition Corp.
Registration Statement on Form S-1
Filed January 8, 2019, as amended
File No. 333-229157

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Acamar Partners Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 21, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 2,000 copies of the Preliminary Prospectus dated February 12, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
DEUTSCHE BANK SECURITIES INC.,
as Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Bennett J. Schachter
	Name:	Bennett J. Schachter
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Bruce Harting
	Name:	Bruce Harting
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Michael B. Lewis
	Name:	Michael B. Lewis
	Title:	Managing Director